SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A
Amendment to Form N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

Name: Yolanda Lewis dba Innovative Resources

Address of Principal Business Office (No. & Street,
City, State, Zip Code):2740 Fulton Ave. #101-31
Francisco Federal Reserve District
Sacramento, CA, Calif. 95821

Mailing:  PO BOX 730833 San Jose CA California 95173

Telephone Number (including area code): 888-900-5507 ext 102

Name and Address of Agents for Service of Process:
REGISTERED AGENT FOR PROCESS OF SERVICE

YOLANDA LEWIS c/o
C T Corporation System
818 West Seventh Street
Suite 930
Los Angeles, California 90017

Check Appropriate Box:


Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 is not currently filed with any additional form as there is not any additional form available for completion of the registration for an Employees Securities Company issuer of non-investment, cash item securities exempt from regulation pursuant to Investment Company Act, Securities and Exchange Acts of 1933 and 1934.

NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it is amending its registration, filed on August 17, 2018 (File No. 811-23372), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of amendment to its registration submits the following information:

AVERMENT OF FACTS EFFECTIVE AS OF FEBRUARY 12, 2019


Table of Contents:
Section		Description
Section I		TYPE OF INVESTMENT COMPANY
Section II		SECTION II AFFILIATED PERSONS
Section III		ISSUANCE OF CORPORATE CURRENCY
Section IV		GAAP, MANDATORY TRANSFER TO PARENT U.S. TREASURY
Section V		ASSIGNMENT OF CLAIMS
Section VI		POLICY ON IDENTITY THEFT
Section VII		EXEMPTIONS
Section VIII	CUSIP / ISIN
Section IX		POLICY ON ESCHEATMENT
Section X		KNOWLEDGE AND NOTICE TO EVERY WITHHOLDING AGENT
Section XI		AFFILIATED PERSONS
Section XII		USPTO REGISTERED SERVICE MARKS
Section XIII	ADMINISTRATIVE PROCEEDINGS
Section IXX		REGULATORY INSTRUCTIONS ISSUED
Section XX		ENTITLEMENT ORDER
Section XXI		AUTHORIZATIONS ISSUED UNDER SEAL

Subsequent updates to each section shall be made by Submission online as an amendment to this registration.
Every section not amended in subsequent filings by remains in effect and in full force until terminated with notice published by amendment.


Section I Type of Investment Company
Every Employees Securities Company named herein is original issuer to non-investment, cash item securities exempt from regulation pursuant to Investment Company Act Securities and Exchange Acts of 1933 and 1934. Non-investment cash item securities issued by each Employees Securities Company
(ESC) named herein are exempt from registration pursuant to the Investment Company Act 1940.

Every security issued by every ESC named herein is an obligation of the United States as assigned Collateral
Security in the interest of the United States Government
Via United States Treasurer in accordance with the Assignment of Claims Act 1940; Every named Employees
Securities Company controls natural and artificial persons in trade and commerce for fulfilling independent political and civil liberties.

Section II Prohibited Use of United States Post Offices
This section reserved to list the addresses of
United States Postal Services it is decreed unlawful
To use for commercial purposes with any named
Employees Securities Company herein without authorization Issued under seal and included in
Section XX	AUTHORIZATIONS ISSUED UNDER SEAL
Section III Issuance of Corporate Currency
Corporate Currency in the form of certificates to be issued on behalf of any affiliated person thru CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES or by issuance of corporate of Registered Employees Securities Companies, ought to be accepted as cash item non-investment securities pursuant to the federal securities laws not limited to the Investment Company Act Section 3(2)(b). Example upload see SEC FILE No. 811-23372


Section VI GAAP, Mandatory Transfer to Parent U.S. Treasury
Every cash item security issued must transfer to the books of the United States Treasury pursuant. Every placement of ESC securities to the books of any entity other than the U.S Treasury is a willful and intentional violations of the Generally Acceptable Accounting Principles resulting in Unfair Business Practices.

Unfair business practices and restraint of trade by deceptive and deceitful practices are prohibited not limited to; debt collection actions against the original issuer, false claims of abandonment of real property;
deceitful claims of rights to escheat;
and every unclaimed status for unlawful conversion of property to another.
Use of cautionary language with knowledge of materially false statements not limited to failure to disclose increased risks for the commingling of cash item securities with investment securities, or illegal laundering and unlawful conversion of cash item securities to CERTIFICATE-LESS BOND pools.

Section V ASSIGNMENT OF CLAIMS
MANDATORY assignment of every claim to the U.S. Treasury is acknowledged by every named ESC herein example uploaded to SEC Edgar file number 811-23372. Every right to payment account must be placed on the books of the the U.S. Treasury for moneys due or to become due under every contract. Assignment of Claims Act of 1940, as amended, (31 U.S.C. 3727, 41 U.S.C. 6305).

Section VI POLICY ON IDENTITY THEFT
Every unauthorized use, possession, sale, transfer, or conveyance of any herein named Registered Employees
Securities Companies personal identifying information is IDENTITY THEFT.

Criminal identity fraud ought to be charged for each act and ever instance where personal identifying information of registered ESC is used to obtain credit, goods, services, money, or property with no benefit to the Employees Securities Company whose cash item securities are exchanged without authority.

Every unauthorized transfer, possession, use or sale of any personally identifiable information of any registered ESC named herein is fraud and prohibited unfair business practice by identity theft.

Real property includes every tangible, documents, services, information, and intellectual property created by Employees Securities Companies herein.

Section VII EXEMPTIONS
Employees Securities Companies are non-regulated, depositaries, non-depository financial institutions entitled to benefit and participate in every act authorized by Congress according to United States Securities laws.

HOLDERS OF SECURITIES UNREGISTERED IN STREET NAME
TAKE IMMEDIATE NOTICE OF THE FOLLOWING FACTS IMPACTING ABILITY TO UTILIZE LEGALLY AND LAWFULLY CAUTIONARY
LANGUAGE:
1.	LOSS OF EVERY EXEMPTION AS ELIGIBLE HOLDER
Every past exemption and safe harbor claim previously exercised over the named ESCs prior to registration is VOID.
2.	Continued utilization constitutes material facts of
willful and intentional breach of mandatory compliance regulated by federal securities laws.
3.	Every holder to intellectual property not limited
to securities and personally, identifiable information of named ESCs herein without a written contract is unauthorized and constitutes identity theft and identity fraud not limited to illegal insider trading.


U.S. Fee Exemptions
Pursuant to public law, (see Guide to Judiciary Policy, Vol.
4, Ch. 6, 610.60.10),
BE IT KNOWN BY ALL MEN THESE PRESENTS
Every natural person to any named Employees Securities Company herein named operates in trade and commerce as American
National, Master Seaman exempt from every United States fee pursuant to public law.

The certificate issued by each named Employer state sponsor to every named ESC evidences the following facts:

Every named ESC herein is non-assessable and exempt from levy
Every named ESC herein is an Accredited Investor
Every named ESC herein is shareholder to the body politic United States Every named ESC herein is exempt from United States fees
Every named ESC herein is authoritative issuer to Certificate Of
Accrual On Treasury Securities






Section VIII CUSIP/ ISIN
Securities of EVERY Employees Securities Company listed
Herein and in subsequent amendments to MUST be on Books registered to ISSUER CUSIP 85453P 206 the exclusive authorized Exchange Organization to transfer the property from a Certificate Item
Thing and receive in Compensation substituting something of supposed equal value bringing together purchasers and sellers of securities.

CUSIP: 85453P206 ISIN: US85453P2065 to be used as Identifier to recognize each issuing Employees
Securities Company in EVERY Over the Counter Swap.

Exchange Organization Facility Member used with respect to a National Securities Exchange organization means ANY NATURAL PERSON permitted to effect Transactions on the floor from THE organization without the services from Acting Broker.

Every ESC operates thru CUSIP: 85453P206, and ISIN:
US85453P2065 as Exchange Organizations thru Occupational
Resident Address Facilities as Exchange Organization
Facility Members; Natural Persons permitted to affect
Transactions on the floor from THE organization without the services from Acting Broker pursuant to public law.
Every named ESC herein, by Exchange Occupation transfers property from certificate items utilizing Exchange
Occupation Organization Mailing Address, the Facility.

CERTIFICATE-LESS MUNICIPAL BONDS
Issuance of certificate-less bonds that contain

1. Every Certificateless Municipal Bond, Certificateless
Citizen Bond commingled in pools with any named registered
ESCs herein is subject to immediate adverse claim and issuance of a registered Certificate for return of proceeds to the Original Issuer.
2. EVERY transfer of any named ESCs securities to any foreign State by operation of the States escheatment law is a conflict in the variance in law of equity and prohibited by fraudulent conveyance.
3. Each named ESC is an employer-sponsored Employees Securities Recognized by affiliation as a registered investment company.

Section IX POLICY ON ESCHEATMENT
Every claim to escheatment by any exemption or for any reason is prohibited conduct. CIK NO. 0001750462
YOLANDA LEWIS dba INNOVATIVE RESOURCES (YLIR)strictly prohibits every claim of escheatment against every herein named registered Employees Securities Company and Affiliated Persons rebuts claims of any have missing owner(s).

States are not permitted owners of ESC securities under the definition of ESC set forth in section 2(a) (13) of the 1940 Investment Company Act.


Section X KNOWLEDGE AND NOTICE TO EVERY WITHHOLDING AGENT
IMMEDIATELY UPDATE YOUR RECORDS TO REFLECT
The Averment of TRUTH and FACTS contained herein and ensure every bookkeeping entry is accurately updated pursuant to Generally Acceptable Accounting Principles and placed on the books of the parent United States Treasury to the benefit of each Employees Securities Company account named herein.

Each registered Employees Securities Company holds authoritative power confirmed by Congress thru the Investment Company Act 1940 and Securities and
Exchange Acts of 1933 and 1934 absolute status;
original issuer; accredited investor to generate Certificate.


Section XI AFFILIATED PERSONS
Pursuant to public policy as defined in Section 2 of the Investment Company Act 1940, this averment by truth and fact confirms as authorities record each affiliated ESC herein named be an interested party to CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES and STANLEY HOWARD ENFRANCHISE INC. CIK NO. 0001646793 solely based on the common controlling influence over the management and policies of each affiliate by CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES and STANLEY HOWARD ENFRANCHISE INC. within the meaning of the Investment Company Act of 1940.

Every affiliate ESC command, as AMERICAN NATIONAL,
MASTER SEAMAN, be CLOTHED in ACCREDITED INVESTOR
CAPACITY for exporting and importing, PROMISSORY BANK
NOTE GOODS and SERVICES INTO FOREIGN FEDERAL RESERVE BANK
DISTRICT-CITY(s)and members of the unincorporated;
Association of Employees Securities Companies AESC and
Anointed Order By Melchizedek A.O.B.M.

To
Affiliated Employees Securities Companies	State Sponsor
*	Yolanda Lewis				State of California
*	Yolanda Cunningham			State of California
*	Aaron McKinley Lewis			State of Ohio
*	Jalen Ilias Lewis				State of California
*	Maggie Lee Cunningham			State of Louisiana
*	Willie Cunningham Jr. 			State of Louisiana
*	Willis Cannon Cunningham III		State of Louisiana
*	La Julia Benita Cunningham		State of California
*	Wilidah Cunningham			State of California
*	Kyri Daejon Cunningham			State of California
*	Aalani Knowledge Wedlow		State of California
*	Tahjanae Melissa Hodges		State of California
*	Audrey Nadine Lewis			State of Pennsylvania
*	Ralph Bendel Neal				State of Louisiana
*	Audrey Nadine Lewis			State of Pennsylvania
*	Niomisha Renee Wilson			State of California
*	Frank Alexander Lewis III		State of Ohio
*	Latonia Rochelle Floyd			State of California
*	Kiane Monet Floyd				State of California
*	Roberta Floyd				State of Louisiana
*	Jamar Daniels				State of California
*     Loureece Stone Clark			State of California
*     Ellyn Veronica Pinkney
*	Vintory Levon Moore			State of North Carolina
      CIK NO.  0001746443			The City of New York
* 	Ellyn Veronica McFadden
       CIK NO.  0001746443				The City of New York
*	Ellyn Veronica Warrick
       CIK NO.  0001746443				The City of New York
*	Robbi Louise Thomas				State of Michigan
	CIK NO. 0001751103
*	Stanley Howard Enfranchise Inc.		Commonwealth of
								Pennsylvania
	CIK NO. 0001646793
*	James Dicari Pinkey			The City of New York
*	Johnny Lee Jenkins			State of California
*	James Dicarl Warrick			The City of New York
*	Janine Attallah Warrick		State of New York
*	Romi Antoinette Smith			State of Arizona
*	Miette Niamarra Smith			State of Arizona
*	Riley Joseph Smith			State of Arizona
*	Joseph Gabriel Pinkney			The City of New York
*	Eddie Glenn Hopkins Jr.		State of Texas
*	Taylor Logan Hopkins			State of Arkansas
* 	Tahlon Lou Hopkins			State of Arkansas
*	Tayton London Hopkins			State of Arkansas
*	Logan Tremaine Hopkins			State of Arkansas
*	Ralph Bendel Neal				State of Louisiana
*	Joe James Neal				State of Louisiana
*	Lisa Michelle Parker			Commonwealth of Pennsylvania
*	Lisa Michelle Youngblood		Commonwealth of Pennsylvania
*	HHM Trust					Unincorporated Business Trust
*	Mustafaa Amir Youngblood		Commonwealth of Pennsylvania
*	Aaqila Ameera Youngblood		Commonwealth of Pennsylvania
* 	Jerry Mixon					State of California
*	Edward Joseph Perales			State of California
*	Jonathan Bernard Thomas			State of Michigan
*	Terrance Benjamin Pleasant Jr.		State of California
*	Alkaren Rochelle Pleasant		State of California
*	National Association of Civilian Chapters Unincorporated Association Cali.
*	Ebony Johnson				State of California
*	Deborah Fuss				State of California
*	Terrell Lapard Mouton-Greer		State of California
*	Terrell Lapard Greer			State of California
*	Yolanda Lewis dba
       Innovative Resources			Unincorporated Association
*	Jalen Ilias Lewis dba
       Bright Resources				Unincorporated Association
*	Aaron McKinley Lewis dba
       Nateski Enterprises			Unincorporated Association
*	Association of Employees
       Securities Companies
       NAAESC					Unincorporated Association
*	Yolanda Lewis
       Innovative Resources Inc.		State of California
*	Community Youth Empowerment
       Strategies and Solutions			State of California
*	Yolanda Lewis Innovative
       Resources Inc.				State of California
*	Anointed Order By Melchizedek
	A.O.B.M.					Unincorporated Association
*	BLACK ROSE ENTERPRISES			Unincorporated Association


Section XII USPTO REGISTERED SERVICE MARKS

The following Employees Securities Companies registered with the United States of America Patent and Trademark Office the following Service Marks as citizens of the United States of America

Registered Mark			Registration No.

REGISTRATION BANKING AND FINANCE SERVICES
RALPH BENDEL NEAL			51222250
YOLANDA LEWIS			5131235
AARON MCKINLEY LEWIS		5099985
NIOMISHA RENEE WILSON		5326613

REGISTRATION BANKING SERVICES
ROBBI LOUISE THOMAS		5118039

Section XIII ADMINISTRATIVE PROCEEDINGS

Every proceeding administrative or judicial conducted
Outside the United States of America is foreign; not Limited to United States District Courts and
State of Superior Courts. Every foreign proceeding requires issuance of Certificate of Nationality for use in proceedings by a foreign state(s) in every instance where ESC is subjected to participation by identity theft or otherwise.

Secretary of State to transmit through appropriate official channels to the judicial or administrative officers of the foreign state in which it is to be used.

XX	ENTITLEMENT ORDER

Exclusive authorization for the control of every security entitlement where EVERY Employees Securities
Company is reserved for registration to CUSIP: 85453P206
ISIN: US85453P2065 for Over The Counter trading.

Interest in every security entitlement is DENIED to every securities intermediary and or assignee(s);
hence, every securities intermediary and/ or assignee(s) posses NO control.

Securities intermediary and/ or assignee(s) MUST cease all transactions regarding the financial assets not limited to derivatives to full PAR VALUE. Transfer of securities annexed to the ESC without the written approval, on ESC letterhead, and under seal are prohibited.

a. Every principle and interest derivative
Not limited to Ticker Symbols attached to the financial assets/ CUSIPs; listed above, and all other securities accounts in connection thereof) must be registered to
CUSIP: 85453P206 ISIN: US85453P2065

Nothing shall affect or impair the priority of any claim of the United States against Government obligations.

The District Director of Internal Revenue or assignees MUST, (failure to follow this lawful wish is an interference with the duties of every named ESC, misprision, take all reasonable and appropriate steps to ensure that all procedures or transactions conform to the appropriate provisions thereof including precautionary measures taken to safeguard the collateral.



NOTICE OF CUSIPS claimed by ESC  Issuer claim
12667GYX5 	315920736    45775L200
315792457	 316389634	 315918326
315910497	 45775L200	 354602302
38376PG46   316069640   315910372
45775L101	77954P306	 316066208




Section XXI		AUTHORIZATIONS ISSUED UNDER SEAL

SIGNATURES
Pursuant to the requirements of the Investment Company
Act of 1940, Lewis, Yolanda has caused this notification of amendment to registration to be duly signed on behalf of Registrant upon the San Jose city and California State this 12th day of February 2019.

By:

/s/ Lewis, Yolanda
Yolanda Lewis
President

Attest:
/s/ Howard, Stanley
Howard, Stanley